Exhibit 99.6

EXECUTION COPY

EMPLOYMENT AGREEMENT

EMPLOYMENT AGREEMENT (this “Agreement”), dated as of this 20th day of June, 2004, between Chelsea Property Group, Inc., a Maryland corporation (the “Company”), and Michael J. Clarke (the “Executive”).  This Agreement shall become effective immediately and will govern the terms of the Executive’s employment as of the closing date (the “Effective Date”) of the agreement and plan of merger (the “Merger Agreement”) among Simon Property Group, Inc. a Delaware corporation, Simon Property Group, L.P., a Delaware limited partnership (“SPG L.P.”), Simon Acquisition I, LLC, a Maryland limited liability company, and a wholly owned subsidiary of SPG L.P., Simon Acquisition II, LLC, a Delaware limited liability company, and an indirect wholly owned subsidiary of SPG L.P., Company, and CPG Partners, L.P., a Delaware limited partnership, dated as of June 20, 2004; provided, that this Agreement shall be null and void ab initio upon any termination of the Merger Agreement in accordance with its terms.

R E C I T A L S:

WHEREAS, following the transactions provided for in the Merger Agreement (the “Acquisition”), the Company will be a wholly owned subsidiary of SPG L.P.; and

WHEREAS, the Company believes that the future growth, profitability and success of the Company’s business will be enhanced by its continued employment of the Executive; and

WHEREAS, the Company desires to employ the Executive and the Executive has indicated his willingness to be so employed, on the terms and conditions set forth herein.

NOW, THEREFORE, on the basis of the foregoing premises and in consideration of the mutual covenants and agreements contained herein, the parties hereto agree as follows:

Section 1.               Employment.  The Company hereby agrees to continue to employ the Executive and the Executive hereby accepts continued employment with the Company, on the terms and subject to the conditions hereinafter set forth.  Subject to the terms and conditions contained herein, the Executive shall serve as Chief Financial Officer of the Company and, in such capacity, shall report directly to the Chief Executive Officer of the Company (the “CEO”) and shall have such duties as are typically performed by a Chief Financial Officer of a corporation, together with such additional duties, commensurate with the Executive’s position as Chief Financial Officer of the Company, as may be assigned to the Executive from time to time by the CEO.  The principal location of the Executive’s employment shall be at the Company’s principal executive offices located in Roseland, New Jersey, although the Executive understands and agrees that he may be required to travel from time to time for business reasons.

Section 2.               Term.  The term of  the Executive’s employment hereunder shall commence on the Effective Date and shall continue during the period ending on December 31, 2006, unless sooner terminated pursuant to Section 6 (the “Term”).

Section 3.               Compensation.  During the Term, the Executive shall be entitled to the following compensation and benefits:

(a)           Salary.  The Company shall pay to the Executive a per annum salary (the “Salary”) as follows: 2004 - $350,000; 2005 - $365,000; 2006 - $380,000.  The Salary shall be payable in accordance with the payroll practices of the Company as the same shall exist from time to time.

(b)           Bonus Plan.  During the Term, the Executive shall be eligible to receive an annual cash bonus (the “Bonus”), based upon the satisfaction of the performance goals tied to the Company’s 5-year performance plan (BOD #43 “base case” for target bonus and “best case” for maximum bonus).  The Executive’s Bonus opportunity shall equal 70% at target to 100% at maximum of the Executive’s Salary, and shall be payable in accordance with the practices of the Company, but in no event later than the 90th day after the end of the calendar year in which the Bonus was earned.

(c)           Benefits.  In addition to the Salary and Bonus, if any, the Executive shall be entitled to participate in the health, life insurance, pension and other benefit plans and programs provided to executives of the Company on terms no less favorable than those available to such executives.  The Executive shall also be entitled to 4 weeks of vacation per calendar year during the Term (with the right to carryover any unused vacation) and the same number of holidays, sick days and other benefits as are generally allowed to executives of the Company in accordance with the Company policy in effect from time to time.

Section 4.               Exclusivity.  During the Term, the Executive shall devote his full time to the business of the Company, shall faithfully serve the Company, shall in all respects conform to and comply with the lawful and reasonable directions and instructions given to him by the CEO in accordance with the terms of this Agreement, shall use his best efforts to promote and serve the interests of the Company and shall not engage in any other business activity, whether or not such activity shall be engaged in for pecuniary profit, except that the Executive may (i) participate in the activities of professional trade organizations related to the business of the Company and (ii) engage in personal investing activities, provided that activities set forth in these clauses (i) and (ii), either singly or in the aggregate, do not interfere in any material respect with the services to be provided by the Executive hereunder.

Section 5.               Reimbursement for Expenses.  The Executive is authorized to incur reasonable expenses in the discharge of the services to be performed hereunder, including expenses for travel, entertainment, lodging and similar items, in accordance with the Company’s expense reimbursement policy, as the same may be modified by the Company’s Board of Directors (the “Board of Directors”) from time to time.  The Company shall reimburse the Executive for all such proper expenses upon presentation by the Executive of itemized accounts of such expenditures in accordance with the financial policy of the Company, as in effect from time to time.

Section 6.               Termination.

(a)           Death.  The Executive’s employment shall automatically terminate upon his death and, upon such event, the Executive’s estate shall be entitled to receive the amounts specified in the first sentence of Section 6(f) below.

(b)           Disability.  If the Executive is unable to perform the duties required of him under this Agreement because of illness, incapacity, or physical or mental disability, the Term shall continue and the Company shall pay all compensation required to be paid to the Executive hereunder, unless the Executive is unable to perform the duties required of him under this Agreement for an aggregate of 120 days consecutive days or 180 non-consecutive days during any 12-month period during the term of this Agreement, in which event the Executive’s employment shall terminate, and upon such termination the Executive shall be entitled to receive the amounts specified in the first sentence of Section 6(f) below.

(c)           Cause.  The Company may terminate the Executive’s employment at any time, with or without Cause.  In the event of termination pursuant to this Section 6(c) for Cause, the Company shall deliver to the Executive written notice setting forth the basis for such termination, which notice shall specifically set forth the nature of the action constituting Cause.  Termination of the Executive’s employment hereunder shall be effective upon delivery of such notice of termination, and upon such termination the Executive shall be entitled to receive the amounts specified in the first sentence of Section 6(f) below.  For purposes of this Agreement, “Cause” shall mean:  (i) the Executive’s willful misconduct in the performance of the Executive’s duties for the Company, which shall not have been corrected by the Executive (if able to be corrected) within thirty (30) days of receipt by the Executive of written notice from the Company of such willful misconduct; (ii) a material breach of this Agreement by the Executive, which shall not have been corrected by the Executive (if able to be corrected) within thirty (30) days of receipt by the Executive of written notice from the Company of such breach; (iii) any willful misconduct by the Executive that has the effect of injuring the reputation or financial condition of the Company or its affiliates in any material respect; (iv) any knowing violation of a requirement of the Sarbanes-Oxley Act of 2002 or other material provisions of the federal securities laws; (v) the Executive’s conviction of, or plea of nolo contendere to, a misdemeanor involving moral turpitude or the commission of a felony under the laws of the United States or any state or political subdivision thereof; or (vi) the commission by the Executive of an act of fraud or embezzlement against the Company or any of its affiliates.

(d)           Good Reason.  The Executive may terminate his employment for “Good Reason,” but only if the Company receives written notice from the Executive describing in detail the specific nature of the action constituting Good Reason, and such action is not corrected by the Company within thirty (30) days of receipt of such notice (the “Cure Period”).  Such notice must be given to the Company within ninety (90) days of the action allegedly constituting Good Reason.  For this purpose, “Good Reason” means the occurrence of any of the following without the express written consent of the Executive: (i) a reduction in the Executive’s Salary or bonus opportunity; (ii) a material reduction in the Executive’s duties or responsibilities; (iii) a relocation of the Executive’s principal work location by more than 20 miles from the principal work location immediately prior to the Effective Date; (iv) the closing of the facility or office (as applicable) that was the Executive’s principal work location at any time on or after the Effective

Date; or (v) a material breach of this Agreement by the Company; provided, however, that “Good Reason” shall not include a termination of the Executive’s employment hereunder pursuant to Sections 6(b) or (c) hereof.  The date of termination of the Executive’s employment under this Section 6(d) shall be the effective date of any resignation specified in writing by the Executive, which may not be less than thirty (30) days after receipt by the Company of written notice of such resignation, provided that such resignation shall not be effective and the action constituting Good Reason shall be deemed to have been cured if such action is corrected by the Company during the Cure Period.

(e)           Resignation.  The Executive shall have the right to terminate his employment other than for Good Reason upon sixty (60) days’ prior written notice to the Company, and upon such termination the Executive shall be entitled to receive the amounts specified in the first sentence of Section 6(f) below.

(f)            Payments.  In the event that the Executive’s employment terminates for any reason (including expiration of the Term), the Company shall pay to the Executive (or, in the event of the Executive’s death, to his estate) all amounts accrued but unpaid hereunder through the date of termination in respect of Salary, Bonus, unused vacation or unreimbursed expenses, as soon as practicable following the Executive’s termination of employment.  Upon the earliest to occur of: (i) the Executive’s termination of employment by the Company without Cause during the Term, (ii) the Executive’s termination of employment for Good Reason during the Term, or (iii) the expiration of the Term, in addition to the amounts specified in the foregoing sentence, the Executive shall be entitled to (A) severance pay in an amount equal to the sum of (x) 2 times the Executive’s Average Bonus, and (y) 2 times the Executive’s Salary, payable either in a lump sum within 30 days following the effective date of such termination of employment or in monthly installments (with interest) over a period of 2 years beginning with the effective date of such termination of employment (as irrevocably elected by the Executive prior to the effective date of such termination of employment) and (B) the continuation of health benefits described in Section 3(c) hereof (subject to the same contribution rates as in effect immediately prior to the Executive’s termination of employment); provided that such continuation coverage shall cease two years from the date of such termination, or if earlier, as of the date the Executive first becomes eligible to participate in the group health plan of a new employer.

For purposes of this Agreement, “Average Bonus” shall mean the average of the annual Bonuses earned by the Executive, if any, with respect to the 2 calendar years prior to the year in which the Executive’s termination of employment occurs (which may include annual bonuses paid to the Executive prior to the date of this Agreement); provided, however, that for purposes of this Agreement, the term “Average Bonus” shall not include any bonus earned under the Chelsea Property Group, Inc. 2002-2006 Long-Term Executive Incentive Plan.

(g)           No Set-Off; No Mitigation.  The Company’s obligation to make the payments provided for in this Agreement and otherwise to perform its obligations hereunder shall not be affected by any set-off for any claim, right or action that the Company or any of its affiliated companies may have against the Executive.  In no event shall the Executive be obligated to seek other employment or take any other action by way of mitigation of the amounts payable to the Executive under this Agreement and such amounts shall not be reduced whether or not the Executive obtains other employment.

(h)           Survival of Operative Sections.  Upon any termination of the Executive’s employment, the provisions of Sections 6(f) and 7 through 17 of this Agreement shall survive to the extent necessary to give effect to the provisions thereof.

Section 7.               Restrictive Covenants.

(a)           Nondisclosure of Confidential Information.  Except in connection with his employment hereunder, the Executive shall not disclose to any person or entity or use, either during the Term or at any time thereafter, any information not in the public domain or generally known in the industry, in any form, acquired by the Executive while employed by the Company or any predecessor to the Company’s business or, if acquired following the Term, such information which, to the Executive’s knowledge, has been acquired, directly or indirectly, from any person or entity owing a duty of confidentiality to the Company or any of its subsidiaries or affiliates, relating to the Company, its subsidiaries or affiliates, including but not limited to information regarding customers, vendors, suppliers, trade secrets, training programs, manuals or materials, technical information, contracts, systems, procedures, mailing lists, know-how, trade names, improvements, price lists, financial or other data (including the revenues, costs or profits associated with any of the Company’s products or services), business plans, code books, invoices and other financial statements, computer programs, software systems, databases, discs and printouts, plans (business, technical or otherwise), customer and industry lists, correspondence, internal reports, personnel files, sales and advertising material, telephone numbers, names, addresses or any other compilation of information, written or unwritten, which is or was used in the business of the Company or any subsidiaries or affiliates thereof.  The Executive agrees and acknowledges that all such information, in any form, and copies and extracts thereof, are and shall remain the sole and exclusive property of the Company, and upon termination of his employment with the Company, the Executive shall, upon written request of the Company, return to the Company the originals and all copies of any such information provided to or acquired by the Executive in connection with the performance of his duties for the Company, and shall return to the Company all files, correspondence and/or other communications received, maintained and/or originated by the Executive during the course of his employment.

(b)           No Interference.  For the period commencing on the Effective Date and ending on the second anniversary of the termination of the Executive’s employment hereunder for any reason (the “Restricted Period”), the Executive shall not, whether for his own account or for the account of any other individual, partnership, firm, corporation or other business organization (other than the Company), directly or indirectly solicit, endeavor to entice away from the Company or its subsidiaries, or otherwise directly interfere with the relationship of the Company or its subsidiaries with any person who, to the knowledge of the Executive, is employed by or otherwise engaged to perform services for the Company or its subsidiaries, or who is, or was within the then most recent twelve-month period, a customer or client, of the Company, its predecessors or any of its subsidiaries.  The placement of any general classified or “help wanted” advertisements and/or general solicitations to the public at large shall not constitute a violation of this Section 7(c) unless the Executive’s name is contained in such advertisements or solicitations.

(c)           Work Product/Business Opportunities.

(i)            The Executive acknowledges that all ideas, discoveries, programs, systems, methods, interfaces, protocols, databases, creations, artwork, articles, programming, processes, designs, inventions or improvements, including without limitation any contribution by the Executive to published works, whether or not capable of being patented or copyrighted, conceived by the Executive while employed by the Company, whether or not during regular working hours, provided that they are either related in some manner to the business (present and contemplated) of the Company or are conceived or made on the time of the Company or with the use of the Company’s facilities or materials (the “Work Product”), was produced or prepared or will be produced or prepared within the scope of the Executive’s employment by the Company.

(ii)           The Executive agrees that all Work Product, all derivatives thereof, and the Executive’s contributions thereto shall be considered “works made for hire” as contemplated in the U.S. Copyright Act, as amended.  If any portion of the Work Product is not ruled to be a “work made for hire,” the Executive hereby assigns and transfers all right, title and interest in and to such Work Product, including, without limitation, the right to use same in any and all versions of the Work Product and in any other works in any media published or licensed by the Company and the right to recover for past or future infringements thereof, to the Company and its successors and assigns, absolutely and forever. The Executive further acknowledges that, unless the Company otherwise agrees in writing, the Executive shall have no personal interest in or right to use the Work Product.

(iii)          The Executive shall deliver promptly to the Company upon termination of his employment by the Company or at any other time the Company may so request, all memoranda, notes, documentation, equipment, files, flowcharts, program listings, data listings, records, reports and other tangible manifestations of Work Product (and all copies thereof), that he may then possess or have under his control.

(iv)          During the Term and for the period of 1 year thereafter, the Executive shall, unless the Company otherwise agrees in writing, and without additional compensation:  (A) promptly disclose to the Company all Work Product and business opportunities related to the present or contemplated business of the Company (“Business Opportunities”); (B) assign to the Company, upon request, the entire rights to all Work Product and Business Opportunities; (C) give testimony in support of his inventorship or creation in any appropriate case; and (D) execute such other documents and take such other action as the Company may request to protect the rights of the Company in any such Work Product and Business Opportunities, including without limitation, such patent, trademark and copyright applications as may be necessary or desirable in the sole discretion of the Company to obtain, maintain, protect or vest in the Company the entire right, title and interest in and to the Work Product.

Section 8.               Injunctive Relief.  Without intending to limit the remedies available to the Company, the Executive acknowledges that a breach of any of the covenants contained in Section 7 hereof may result in material irreparable injury to the Company or its subsidiaries or affiliates for which there would be no adequate remedy at law, that it would not be possible to measure damages for such injuries precisely and that, in the event of such a breach or threat thereof, the Company shall be entitled to obtain a temporary restraining order and/or a preliminary or permanent injunction, without the necessity of proving irreparable harm or injury as a result of such breach or threatened breach of Section 7 hereof, restraining the Executive from engaging in activities prohibited by Section 7 hereof and providing other relief as may be required specifically to enforce any of the covenants in Section 7 hereof.

Section 9.               Extension of Restricted Period.  In addition to the remedies the Company may seek and obtain pursuant to Section 8 of this Agreement, the Restricted Period shall be extended by any and all periods during which the Executive shall be found by a court to have been in violation of any of the covenants contained in Section 7 hereof.

Section 10.             Representations and Warranties of the Executive and the Company.  The Executive and the Company represent and warrant to the other as follows:

(a)           This Agreement, upon execution and delivery by the Executive and the Company will be the valid and binding obligation of the Executive and the Company enforceable by each party against the other in accordance with its terms.

(b)           The Executive hereby elects, pursuant to Section 1.08(c) of the Merger Agreement, to receive cash at the REIT Effective Time, for each Company Option (as defined in the Merger Agreement) held by the Executive in an amount determined pursuant to Section 1.08(c) of the Merger Agreement.

(c)           Neither the execution and delivery of this Agreement nor the performance of this Agreement in accordance with its terms and conditions by the Executive or the Company will (i) require the approval or consent of any governmental body or of any other person or (ii) conflict with or result in any breach or violation of, or constitute (or with notice or lapse of time or both would constitute) a default under, any agreement, instrument, judgment, decree, order, statute, rule, permit or governmental regulation applicable to the Executive or the Company.  Without limiting the generality of the foregoing, the Executive is not a party to any non-competition, non-solicitation, no-hire or similar agreement that restricts in any way the Executive’s ability to engage in any business or to solicit or hire the employees of any person.

The representations and warranties of the Executive and the Company contained in this Section 10 shall survive the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby.

Section 11.             Successors and Assigns; No Third-Party Beneficiaries.  This Agreement shall inure to the benefit of, and be binding upon, the successors and assigns of each of the parties, including, but not limited to, the Executive’s heirs and the personal representatives of the Executive’s estate; provided, however, that neither party shall assign or delegate any of the obligations created under this Agreement without the prior written consent of the other party.  Notwithstanding the foregoing, the Company shall have the unrestricted right to assign this Agreement and to delegate all or any part of its obligations hereunder to any of its subsidiaries or affiliates, but in such event such assignee shall expressly assume all obligations of the Company hereunder and the Company shall remain fully liable for the performance of all of such obligations in the manner prescribed in this Agreement.  Nothing in this Agreement shall confer upon any person or entity not a party to this Agreement, or the legal representatives of such person or entity, any rights or remedies of any nature or kind whatsoever under or by reason of this Agreement.

Section 12.             Waiver and Amendments.  Any waiver, alteration, amendment or modification of any of the terms of this Agreement shall be valid only if made in writing and signed by the parties hereto; provided, however, that any such waiver, alteration, amendment or modification is consented to on the Company’s behalf by the Board of Directors.  No waiver by either of the parties hereto of its rights hereunder shall be deemed to constitute a waiver with respect to any subsequent occurrences or transactions hereunder unless such waiver specifically states that it is to be construed as a continuing waiver.

Section 13.             Severability and Governing Law.  The Executive acknowledges and agrees that the covenants set forth in Section 7 hereof are reasonable and valid in temporal scope and in all other respects.  If any of such covenants or such other provisions of this Agreement are found to be invalid or unenforceable by a final determination of a court of competent jurisdiction (a) the remaining terms and provisions hereof shall be unimpaired and (b) the invalid or unenforceable term or provision shall be deemed replaced by a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision.  THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW JERSEY APPLICABLE TO CONTRACTS MADE AND TO BE PERFORMED ENTIRELY WITHIN SUCH STATE.

Section 14.             Notices.

(a)           All communications under this Agreement shall be in writing and shall be delivered by hand, facsimile or mailed by overnight courier or by registered or certified mail, postage prepaid:

(i)            if to the Executive, at 103 Eisenhower Parkway, Roseland, New Jersey 07068, or at such other address as the Executive may have furnished the Company in writing,

(ii)           if to the Company, at 103 Eisenhower Parkway, Roseland, New Jersey 07068, marked for the attention of the Board of Directors, or at such other address as it may have furnished in writing to the Executive.

(b)           Any notice so addressed shall be deemed to be given:  if delivered by hand or facsimile, on the date of such delivery; if mailed by courier, on the first business day following the date of such mailing; and if mailed by registered or certified mail, on the third business day after the date of such mailing.

Section 15.             Section Headings.  The headings of the sections and subsections of this Agreement are inserted for convenience only and shall not be deemed to constitute a part thereof, or affect the meaning or interpretation of this Agreement or of any term or provision hereof.

Section 16.             Entire Agreement.  This Agreement constitutes the entire understanding and agreement of the parties hereto regarding the employment of the Executive.

This Agreement supersedes all prior negotiations, discussions, correspondence, communications, understandings and agreements between the parties relating to the subject matter of this Agreement.  Notwithstanding the foregoing, nothing in this Agreement shall reduce or diminish the Executive’s rights, if any, under the Chelsea Property Group, Inc. 2002-2006 Long-Term Executive Incentive Plan, any employee benefit plan (within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended) or any stock option or stock purchase plan of the Company.

Section 17.             Counterparts.  This Agreement may be executed in one or more counterparts (including by facsimile), each of which shall be deemed an original and all of which together shall be considered one and the same instrument.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

CHELSEA PROPERTY GROUP, INC.

By:	/s/ David C. Bloom
Name: David C. Bloom
Title: Chief Executive Officer

/s/ Michael J. Clarke
Michael J. Clarke